UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Madison Technologies Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55826L109

(CUSIP Number)

Edward B. L. Johnson

146 – 2998 Robson Drive

Coquitlam, BC, Canada

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

08/27/2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55826L109	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward B. L. Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,117,553
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,117,553
	10.	Shared Dispositive Power

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,117,553
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.67%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 55826L109	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

This statement refers to the common stock of Madison Technologies Inc. The address of the issuer is 4448 Patterdale Ave, North Vancouver, BC, Canada

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Mr. Edward B L Johnson,

(b) The principal business address of Mr. Johnson is 146 – 2998 Robson Drive, Coquitlam, BC, Canada

(c) The principal business of Mr. Johnson is business consulting and investing.

(d) During the past five years, Mr. Johnson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Johnson has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Johnson is a Canadian citizen

Item 3.	Source or Amount of Funds or Other Consideration.

The shares were acquired through private placements directly from the issuer, open market purchases and the conversion of promissory notes from the issuer for an aggregate of approximately $60,000. The source of funds was through the deposit of cash directly to the issuer or through brokerage accounts in the name of a private Canadian Corporation of which Mr. Johnson is the sole shareholder.

Item 4.	Purpose of Transaction.

Mr. Johnson purchased the Shares for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Johnson beneficially own 1,117,553 Shares with par value of $0.001, held through a private Canadian corporation as its sole shareholder. The aggregate 1,117,553 Shares represent 6.67% of the outstanding Shares, 16,757,565 Shares, as reported in the Issuer’s Form 10-Q filed on August 14, 2019.

(b) Mr. Johnson has sole power to vote 1,117,553 Shares and sole power to dispose of 1,117,553 Shares.

(c) Mr. Johnson has not effected any transactions in the issuer during the last 60 days

(d) Mr. Johnson is the sole individual who has the power to direct trades and receive proceeds from the sale of the issuer’s securities.

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.	Material to Be Filed as Exhibits.

N/A

CUSIP No. 55826L109	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EDWARD B. L. JOHNSON

/s/ Edward Johnson

Edward B. L. Johnson

September 5, 2019
Date